

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Sun Lei
Chief Executive Officer
JX Luxventure Ltd.
Bin Hai Da Dao No. 270
Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou
Xiu Ying District
Haikou City, Hainan Province 570100
People's Republic of China

> **Re: JX Luxventure Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed May 12, 2023**
> **Amendment No. 4 to Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed January 17, 2024**
> **File No.001-35715**

Dear Sun Lei:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services